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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                            PRICE ENTERPRISES, INC.

                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   741444103
                     (CUSIP Number of Class of Securities)

                            DONALD E. BURDICK, ESQ.
                               PRICE/COSTCO, INC.
                             10809 120TH AVENUE NE
                           KIRKLAND, WASHINGTON 98033
                                 (206) 803-8100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                            ------------------------

                                    COPY TO:

                             Joseph J. Giunta, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                       300 South Grand Avenue, Suite 3400
                       Los Angeles, California 90071-3144
                                 (213) 687-5000

                               DECEMBER 21, 1994
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: / /

    Check the following box if a fee is being paid with this Statement: /X/

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CUSIP NO. 741444103                     13D                    PAGE 2 OF 8 PAGES

 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Price/Costco, Inc.
      33-0572969
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 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                               (a)  / /

                                               (b)  / /
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 (3)  SEC USE ONLY
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 (4)  SOURCE OF FUNDS*
      OO
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 (5)  CHECK BOX IF DISCLOSURE OF LEGAL         / /
      PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
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 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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                                         (7)  SOLE VOTING POWER
                                         3,768,984
                                         ---------------------------------------
                                         (8)  SHARED VOTING
                                         0
NUMBER OF SHARES BENEFICIALLY OWNED BY   ---------------------------------------
EACH REPORTING PERSON WITH               (9)  SOLE DISPOSITIVE
                                         3,768,984
                                         ---------------------------------------
                                         (10)  SHARED DISPOSITIVE
                                         0
                                         ---------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,768,984
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN     / /
      ROW 11 EXCLUDES CERTAIN SHARES*
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      14.0%
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(14)  TYPE OF REPORTING PERSON*
     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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ITEM 1.  SECURITY AND ISSUER.

    This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.0001 per share ("Price Enterprises Common Stock"), of Price Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4649 Morena Boulevard, San Diego, California 92117.

    The information set forth in the exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such exhibits.

ITEM 2.  IDENTITY AND BACKGROUND.

    This Schedule 13D is filed on behalf of Price/Costco, Inc., a Delaware corporation (the "Reporting Person"). The business address of the Reporting Person is 10809 120th Avenue NE, Kirkland, Washington 98033. The Reporting Person's principal business is the operation of cash and carry membership warehouses.

    The name; business address, present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of the Reporting Person is set forth on Schedule I hereto.

    During the last five years, neither the Reporting Person or, to the best knowledge of the Reporting Person, any of its executive officers or directors has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such items.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth on the front cover page of the Offering Circular/Prospectus, dated November 21, 1994 (the "Offering Circular/Prospectus"), the form of which was filed as Exhibit (a)(1) to the Issuer Tender Offer Statement on Schedule 13E-4, dated November 21, 1994, a copy of which is attached hereto as Exhibit 1, and in the sections of the Offering Circular/Prospectus entitled "THE TRANSACTION -- The Exchange Offer," "-- Transactions Undertaken Prior to the Exchange Offer" and "-- The Distribution"; "THE EXCHANGE OFFER -- Terms of the Exchange Offer" and "-- Acceptance of PriceCostco Common Stock for Exchange; Delivery of Price Enterprises Common Stock"; and "THE AGREEMENT OF TRANSFER AND PLAN OF EXCHANGE" is incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

    On December 21, 1994, the Reporting Person completed its exchange offer pursuant to which it offered to exchange one share of Price Enterprises Common Stock for each share of common stock, par value $.01 per share, of the Reporting Person ("PriceCostco Common Stock"), up to a maximum of 27 million shares of Price Enterprises Common Stock (constituting all of the outstanding shares of Price Enterprises Common Stock), upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus, as supplemented by a Supplement, dated December 7, 1994, a copy of which is attached hereto as Exhibit 2 (the "Supplement"), and the related Letters of Transmittal (which, together with the Offering Circular/Prospectus and the Supplement, constituted the "Exchange Offer"). The Exchange Offer expired at 12:00 midnight, New York City time, on December 20, 1994 in accordance with its terms. Pursuant to the Exchange Offer, 23,231,016 shares of PriceCostco Common Stock were properly tendered and accepted by the Reporting Person for exchange and 23,231,016 shares of Price Enterprises Common Stock were issued in exchange therefor. As a result, PriceCostco holds 3,768,984 shares of Price Enterprises Common Stock. Pursuant to an Amended and Restated Agreement of Transfer and Plan of Exchange, dated as of November 14, 1994, a copy of which was included as Annex II to the Offering Circular/Prospectus, the Reporting Person is required, at its option either (i) to distribute such shares of Price Enterprises Common Stock pro rata to holders of PriceCostco Common Stock or (ii) to sell such shares of Price Enterprises Common Stock to the Issuer in exchange for a promissory note. No decision has yet been made with respect to what action the Reporting Person will take.

                                       3
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    Except as set  forth above,  the Reporting Person  has no  present plans  or proposals  of the  type set  forth in paragraphs  (a) through  (j) of  Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    The Reporting Person is the beneficial owner of 3,768,984 shares of Price Enterprises Common Stock, or 14.0% of the shares of Price Enterprises Common Stock outstanding, based upon 27 million shares of Price Enterprises Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The information set forth in Item 4 hereof is hereby incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                                  DESCRIPTION
- -------     ----------------------------------------------------------------------
     1      Offering Circular/Prospectus,  dated November  21, 1994  (incorporated herein  by reference  to Exhibit  (a)(1) to  the Issuer  Tender Offer
             Statement on  Schedule 13E-4  of Price/Costco,  Inc. filed  with  the
             Securities and Exchange Commission on November 21, 1994).

     2      Supplement,  dated December 7, 1994  (incorporated herein by reference to Exhibit (a)(10)  to Amendment  No. 1  to the  Issuer Tender  Offer
             Statement  on  Schedule 13E-4  of Price/Costco,  Inc. filed  with the
             Securities and Exchange Commission on December 7, 1994).

     3      Amended and Restated Agreement of Transfer and Plan of Exchange, dated as of  November  14,  1994,  between  Price/Costco,  Inc.  and  Price
             Enterprises,   Inc.   (included   as  Annex   II   to   the  Offering
             Circular/Prospectus).

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 1995

                                          PRICE/COSTCO, INC.

                                          By:       /s/ DONALD E. BURDICK

                                             -----------------------------------
                                                      Donald E. Burdick
                                                       VICE PRESIDENT

                                       5
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                                 EXHIBIT INDEX

EXHIBIT                             DESCRIPTION                             PAGE
- -------   ----------------------------------------------------------------  ----

     1    Offering Circular/Prospectus, dated November 21, 1994
           (incorporated herein by reference to Exhibit (a)(1) to the
           Issuer Tender Offer Statement on Schedule 13E-4 of
           Price/Costco, Inc. filed with the Securities and Exchange
           Commission on November 21, 1994)...............................

     2    Supplement, dated December 7, 1994 (incorporated herein by reference to Exhibit (a)(10) to Amendment No. 1 to the Issuer
           Tender Offer Statement on Schedule 13E-4 of Price/Costco, Inc.
           filed with the Securities and Exchange Commission on December
           7, 1994).......................................................

     3    Amended and Restated Agreement of Transfer and Plan of Exchange,
           dated as of November 14, 1994, between Price/Costco, Inc. and
           Price Enterprises, Inc. (included as Annex II to the Offering
           Circular/Prospectus)...........................................

                                       6
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                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               PRICE/COSTCO, INC.

    The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Unless otherwise indicated, each such person is a United States citizen, and the business address of each such person is 10809 120th Avenue NE, Kirkland, Washington 98033.

NAME AND BUSINESS ADDRESS             OFFICE                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- -------------------------  -----------------------------  ----------------------------------------------
James D. Sinegal           President, Chief Executive     Executive Officer of Price/Costco, Inc.
                            Officer and Director

Jeffrey H. Brotman         Chairman of the Board          Executive Officer of Price/Costco, Inc.

Richard D. DiCerchio       Executive Vice President and   Executive Officer of Price/Costco, Inc.
                            Director

Daniel Bernard             Director                       Chief Executive Officer of Carrefour S.A.
 (citizen of France)

Hamilton E. James          Director                       Managing Director of Donaldson, Lufkin &
                                                           Jenrette Securities Corporation

Richard M. Libenson        Director                       Retired

John W. Meisenbach         Director                       President of MCM Financial, Inc.

Richard A. Galanti         Executive Vice President       Executive Officer of Price/Costco, Inc.

Franz E. Lazarus           Executive Vice President       Executive Officer of Price/Costco, Inc.

David B. Loge              Executive Vice President       Executive Officer of Price/Costco, Inc.

Edward B. Maron            Executive Vice President       Executive Officer of Price/Costco, Inc.

Joseph P. Portera          Executive Vice President       Executive Officer of Price/Costco, Inc.

Dennis R. Zook             Executive Vice President       Executive Officer of Price/Costco, Inc.

                                       7